Atea Pharmaceuticals, Inc.

225 Franklin Street, Suite 2100

Boston, MA 02110

November 15, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E. Washington, D.C. 20549

Re:	Atea Pharmaceuticals, Inc.

Registration Statement on Form S-3

Filed November 7, 2024

File No. 333-283073

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Atea Pharmaceuticals, Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-283073) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on November 19, 2024 or as soon as practicable thereafter.

The Company requests that we be notified of such effectiveness by a telephone call to Jennifer A. Yoon of Latham & Watkins LLP at (617) 880-4540 and that such effectiveness also be confirmed in writing.

Very truly yours,

Atea Pharmaceuticals, Inc.

By:	/s/ Andrea Corcoran
Andrea Corcoran
Chief Financial Officer and Executive Vice President, Legal and Secretary

cc:	Peter N. Handrinos, Latham & Watkins LLP

Wesley C. Holmes, Latham & Watkins LLP

Jennifer A. Yoon, Latham & Watkins LLP